Exhibit to Item 77-H

			Pacific Select Fund

During the annual period ended 12-31-02 there were events which may be deemed to be a change of control with respect to one series of the Registrant. Prior to April 8, 2002, Pacific Asset Management LLC ("PAM"), an indirect wholly-owned subsidiary of Pacific Life Insurance Company, owned of record greater than 25% of the outstanding voting securities of the Equity Income Portfolio ("Portfolio"). On April 8, 2002 PAM's ownership level decreased to 24.9% of the outstanding shares of the Portfolio, thereby constituting an event which may be deemed to be a change of control. PAM's ownership interest in the voting securities of the Portfolio subsequently increased to over 25% from April 11, 2002 through April 16, 2002, and then decreased below 25% after April 16, 2002 and continued at that level
through the end of the fiscal year.   The changes in PAM's ownership
percentages throughout the year were the result of activity of other shareholders of the Portfolio.